Exhibit 99.1

Intelligent Living Application Group Inc. Announces

First Half 2024 Unaudited Financial Results

Hong Kong, December 20, 2024 (PR Newswire) — Intelligent Living Application Group Inc. (Nasdaq: ILAG) (the “Company” or “Intelligent Living”), a premium lockset manufacturer and distributor headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial Highlights

●	Revenues were $4,473,031, an 131.1% increase from $1,935,641 for the six months ended June 30, 2023.

●	Gross profit was $702,184, an 5728.7% increase from $12,047 for the six months ended June 30, 2023.

●	Net loss was $2,249,307, a decrease of $571,214 from $2,820,521 for the six months ended June 30, 2023.

●	Loss per basic and fully diluted share was $0.12 compared to loss per basic and fully diluted share of $0.16 for the six months ended June 30, 2023.

Mr. Bong Lau, Chairman and Chief Executive Officer of Intelligent Living, commented, “Facing increment cycle of high interest rates and slowdown of real estate market, our revenue for the first half of 2024 compared to the comparable period of last year increased about 131%. It resulted from of (i) our effort to extend marketing activities to obtain new customers; and (ii) slowly recovering of the US economy, our primary market. We are striving to optimize our product mix and release our smart locks to spur the sales to improve our performance.”

“Our mission is to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems. With our automated product lines and new craftsmanship in manufacturing locksets, we continue to provide our principal market of the US with a large variety of products with different functions, designs and colors. Although our sector has experienced lower-cost entrants, we believe the high quality of our products and our brand recognition over our 40-year history well position us for future growth,” Mr. Lau concluded.

Financial Results For The Six Months Ended June 30, 2024 and 2023

	2024	2023	Change	Change
	USD	USD	USD	%
	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Operations Data:
REVENUES	$4,473,031	$1,935,641	$2,537,390	131.1%
COST OF GOODS SOLD	(3,604,880)	(1,748,895)	(1,855,985)	106.1%
COST OF GOODS SOLD - IDLE CAPACITY	(165,967)	(174,699)	8,732	-5.0%
GROSS PROFIT	702,184	12,047	690,137	5728.7%
SELLING AND MARKETING EXPENSES	(587,243)	(20,397)	(566,846)	2779.1%
GENERAL AND ADMINISTRATIVE EXPENSES	(1,781,623)	(2,965,795)	1,184,172	-39.9%
RESEARCH AND DEVELOPMENT EXPENSES	(648,413)	-	(648,413)	-%
FINANCE COSTS	(15,732)	(14,123)	(1,609)	11.4%
LOSS FROM OPERATIONS	(2,330,827)	(2,988,268)	657,441	-22.0%
TOTAL OTHER INCOME, NET	136,156	167,747	(31,591)	-18.8%
LOSS BEFORE PROVISION FOR INCOME TAXES	(2,194,671)	(2,820,521)	625,850	-22.2%
PROVISION FOR INCOME TAXES	(54,636)	-	(54,636)	-
NET LOSS	$(2,249,307)	$(2,820,521)	$571,214	-20.3%

LOSS PER SHARE - BASIC AND DILUTED	$(0.12)	$(0.16)	$0.04	-20.3%

Revenues

Revenues from sales of door locksets was $4,473,031 for the six months ended June 30, 2024, an increase of $2,537,390, or 131.1% from $1,935,641 for the comparable period last year. The increase was mainly due to an increase in units sold for the six months ended June 30, 2024. Our total products sold was approximately 0.9 million units (including approximately 0.1 million units of spare parts) for the six months ended June 30, 2024 compared to 0.4 million units (including approximately 0.1 million units of spare parts) for the six months ended June 30, 2023.

Cost of Goods Sold

Cost of goods sold was $3,604,880 for the six months ended June 30, 2024 compared to $1,748,895 for the comparable period of 2023. Cost of goods sold was 80.6% and 90.4% of revenues for the six months ended June 30, 2024 and 2023, respectively. The decrease in cost of goods sold as a percentage of revenue was mainly caused by (i) improved procurement procedures to reduce the costs for raw materials by using new materials, and (ii) the calibration of production line along with revamping production procedures.

Cost of goods sold includes raw materials (mainly copper, stainless steel, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and taxes. As a small business with limited resources, we lack the ability to hedge our raw materials costs and we monitor raw material price trends to manage our production needs.

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods and work in process. Such costs are primarily depreciation of the Company’s electroplating equipment that cannot be attributable to the production. Idle capacity expenses were $165,967 and $174,699 for the six months ended June 30, 2024 and 2023, respectively.

Gross Profit

Gross profit was $702,184 for the six months ended June 30, 2024, an increase of $690,137, or 5728.7% from $12,047 for the comparable period of 2023. Profit margin was 15.7% for the six months ended June 30, 2024, an increase from 0.6% for the comparable period of 2023 as a result of measures taken by the Company to lower the cost of goods sold during the current period.

We believe we can enhance our profit margin as we (i) negotiate for volume rebates that would reduce our cost of raw materials, and (ii) optimize our product mix to focus our marketing efforts on our higher margin products.

Selling and Marketing Expenses

Selling and marketing expenses were $587,243 for the six months ended June 30, 2024, an increase of $566,846, or 2779.1% compared to $20,397 for the comparable period of 2023. The increase during the six months ended June 30, 2024 compared to the comparable period of 2023 was due mainly to (i) increase in research in Thailand and Southern East Asia market, and (ii) increase in freight and transportation fees which in line with increase of units sold.

General and Administrative Expenses

General and administrative expenses were $1,781,623 for the six months ended June 30, 2024, a decrease of $1,184,172 or 39.9% compared to $2,965,795 for the comparable period in 2023. This decrease was mainly due to reduction of $992,200 in professional fees and stock options to officers and employees of the Company granted in 2023 under the Company’s 2022 Omnibus Equity Plan.

Research and Development Expenses

Research and Development Expenses were $648,413 and nil for the six months ended June 30, 2024 and 2023. This increase was mainly due to development on smart locks, the Internet of Things (IoT) applications, plus some spending for AI production.

The Company picked certain smart lock designs for sample production and plans to sell them on e-commerce websites during the first half of 2025. We will continue to upgrade the new designs for smart lock with IoT functions.

Finance Costs

Finance costs were $15,732 for the six months ended June 30, 2024, an increase of $1,609 from $14,123 for the same period in 2023. The increase was mainly due to an increase in bank charges during the six months ended June 30, 2024. During the six months ended 2024 and 2023, interest expense for bank borrowings was $8,707 and $9,484, respectively.

Net Loss

Net loss was $2,249,307 for the six months ended June 30, 2024, a decrease of $571,214 from net loss of $2,820,521 for the same period in 2023.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations through our subsidiaries in Hong Kong and China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Xingfa Hardware Products Co. Ltd. (“Xingfa”), an indirectly wholly-owned subsidiary of the Company in China, is permitted to pay dividends in accordance with PRC accounting standards and regulations. Under PRC law, Xingfa is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Additionally, Xingfa may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion fund and staff bonus and welfare funds, at its discretion. Xingfa may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior State Administration of Foreign Exchange of China (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. However, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

Our cost structure is relatively fixed and our working capital requirements are influenced by our order backlog. We need operating funds to pay for raw materials, maintain an appropriate level of work-in-process inventory, and keep the production facility open. To support our working capital needs, we maintain a credit facility with the Bank of China (Hong Kong) Limited of approximately $897,000 as of June 30, 2024 and December 31, 2023, which is guaranteed by our directors and their personal properties.

Our working capital was $8,536,833 and $10,711,197 as of June 30, 2024 and December 31, 2023. Our cash and cash equivalents were $2,316,129 and $4,483,730 as of June 30, 2024 and December 31, 2023, respectively. While our business was negatively impacted by high interest rates, COVID-19 and tariffs in 2023, 2022 and 2021, we believe we are able to obtain sufficient operating funds from our existing shareholders, potential investors or extend Hong Kong government guaranteed low interest bank borrowing to operate our business.

On July 15, 2022, we closed our initial public offering and raised net proceeds from the offering of approximately $16.86 million after deducting underwriting commission and offering expenses. We believe our current working capital is sufficient to support our operations for the next 12 months. We may, however, need additional cash in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine our cash requirements exceed the cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following summarizes the key components of our cash flows for the six months ended June 30, 2024 and 2023:

Operating Activities

Net cash used in operating activities was $2,044,513 for the six months ended June 30, 2024 and was mainly attributable to (i) the net loss of $2,249,307, (ii) a decrease in accounts receivable of $862,638, (iii) a decrease in deposits of $104, (iv) an increase in account payable of $5,789, (v) an increase in advance from customers of $6,895; and being offset by (i) an increase in inventory of $37,446, (ii) an increase in prepayments of $748,851, (iii) an increase in other receivables of $7,015, (iv) a decrease in other payables and accruals of $268,594, (v) a decrease in taxes payable of $6,644, and (vi) non-cash item of $397,918 of depreciation and amortization.

Investing Activities

Net cash used by investing activities was $34,507 for the six months ended June 30, 2024 compared to $788,062 for the six months ended June 30, 2023. The change was primarily attributable to reduced purchase of property and equipment.

Financing Activities

Net cash used in financing activities was $87,578 for the six months ended June 30, 2024 and was primarily attributable to repayments of bank borrowings.

Capital Expenditures

We had capital expenditures of $34,507 and $788,062 for the six months ended June 30, 2024 and 2023, respectively. Our capital expenditures were mainly for purchases of production equipment. We intend to fund our future capital expenditures with lease and other financings. We will continue to make capital expenditures as appropriate to support the growth of our business.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Intelligent Living Application Group Inc.

Phone: +852 2481 7938

Email: info@i-l-a-g.com

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2024	December 31, 2023
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,316,129	$4,483,730
Accounts receivable	304,320	445,500
Inventories	4,658,931	5,027,747
Prepayments	2,568,680	1,899,584
Other receivables	176,504	245,599
Total current assets	10,024,564	12,102,160

NON-CURRENT ASSETS
Deposits	72,533	72,637
Property and equipment, net	5,280,442	5,673,584
Right-of-use assets, net	918,305	435,477
Total non-current assets	6,271,280	6,181,698

Total assets	$16,295,844	$18,283,858

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$84,633	$129,722
Accounts payable	327,380	324,626
Advance from customers	6,895	-
Other payables and accruals	490,270	625,350
Taxes payable	25,329	31,972
Operating lease liabilities - current	553,223	279,293
Total current liabilities	1,487,730	1,390,963

NON-CURRENT LIABILITIES
Bank borrowings	291,830	334,319
Operating lease liabilities	365,082	156,183
Total non-current liabilities	656,912	490,502

Total liabilities	2,144,642	1,881,465

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; none issued and outstanding	-	-
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 18,060,000 shares issued and outstanding	1,806	1,806
Additional paid-in capital	23,804,550	23,804,550
Accumulated deficit	(9,392,716)	(7,143,409)
Accumulated other comprehensive loss	(262,438)	(260,554)
Total shareholders’ equity	14,151,202	16,402,393

Total liabilities and shareholders’ equity	$16,295,844	$18,283,858

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2024	2023
	USD	USD
	(Unaudited)	(Unaudited)
REVENUES	$4,473,031	$1,935,641
COST OF GOODS SOLD	(3,604,880)	(1,748,895)
COST OF GOODS SOLD - IDLE CAPACITY	(165,967)	(174,699)
GROSS PROFIT	702,184	12,047

SELLING AND MARKETING EXPENSES	(587,243)	(20,397)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,781,623)	(2,965,795)
RESEARCH AND DEVELOPMENT EXPENSES	(648,413)	-
FINANCE COSTS	(15,732)	(14,123)

LOSS FROM OPERATIONS	(2,330,827)	(2,988,268)

OTHER INCOME (EXPENSES)
Interest income	54,856	122,154
Foreign exchange gain	2,053	42,721
Other income	79,247	2,872
Total other income, net	136,156	167,747

LOSS BEFORE PROVISION FOR INCOME TAXES	(2,194,671)	(2,820,521)

PROVISION FOR INCOME TAXES	(54,636)	-

NET LOSS	$(2,249,307)	$(2,820,521)

COMPREHENSIVE LOSS
Net loss	$(2,249,307)	$(2,820,521)
Foreign currency translation adjustments	(1,884)	(374,663)

COMPREHENSIVE LOSS	$(2,251,191)	$(3,195,184)

Weighted average number of ordinary shares outstanding
Basic and diluted	18,060,000	18,060,000

LOSS PER SHARE - BASIC AND DILUTED	$(0.12)	$(0.16)

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2024

	Preferred shares		Common Stock		Additional		Accumulated Other
	Number of Shares	Par Value	Number of Shares*	Par Value	Paid-in Capital	Accumulated (Deficit)	Comprehensive (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2023	-	$-	18,060,000	$1,806	$23,804,550	$(7,143,409)	$(260,554)	$16,402,393

Net loss	-	-	-	-	-	(2,249,307)	-	(2,249,307)
Foreign currency translation adjustment	-	-	-	-	-	-	(1,884)	(1,884)

BALANCE, June 30, 2024 - unaudited	-	$-	18,060,000	$1,806	$23,804,550	$(9,392,716)	$(262,438)	$14,151,202

For the Six Months Ended June 30, 2023

	Preferred shares		Common Stock		Additional		Accumulated Other
	Number of Shares	Par Value	Number of Shares*	Par Value	Paid-in Capital	Accumulated (Deficit)	Comprehensive (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2022	-	$-	18,060,000	$1,806	$23,137,534	$(3,641,891)	$(45,638)	$19,451,811

Net loss	-	-	-	-	-	(2,820,521)	-	(2,820,521)
Stock options granted under Equity Plan	-	-	-	-	992,200	-	-	992,200
Foreign currency translation adjustment	-	-	-	-	-	-	(374,663)	(374,663)

BALANCE, June 30, 2023 - unaudited	-	$-	18,060,000	$1,806	$24,129,734	$(6,462,412)	$(420,302)	$17,248,827

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023
	USD	USD
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,249,307)	$(2,820,521)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	397,918	296,810
Stock options granted under Equity Plan	-	992,200
Change in operating assets and liabilities
Accounts receivable	862,638	1,190,204
Inventories	(37,446)	(741,396)
Prepayments	(748,851)	(48,647)
Deposits	104	(70,982)
Other receivables	(7,015)	(33,260)
Accounts payable	5,789	(45,886)
Advance from customers	6,895	(6,364)
Other payables and accruals	(268,594)	(120,043)
Taxes payable	(6,644)	-
Net cash used in operating activities	(2,044,513)	(1,407,885)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(34,507)	(788,062)
Net cash used in investing activities	(34,507)	(788,062)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayments of) proceeds from bank borrowings	(87,578)	545,076
Net cash (used in) provided by financing activities	(87,578)	545,076

EFFECT OF EXCHANGE RATE ON CASH	(1,003)	(832)

NET DECREASE IN CASH	(2,167,601)	(1,651,703)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,483,730	9,165,651

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,316,129	$7,513,948

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$8,707	$9,484
Cash paid for income taxes	$55,214	$-
NON-CASH TRANSACTIONS
Operating right-of-use assets recognized for related operating lease liabilities	$482,828	$(93,396)